Mail Stop 0306


April 6, 2005



Via Facsimile and U.S. Mail

Jeffrey M. McCormick
Corporate Controller
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, CA  94588


	Re:	Thoratec Corporation
		Form 10-K for the fiscal year ended January 1, 2005
			Filed March 16, 2005
		Form 8-K as of February 1, 2005
		File No. 0-49798

Dear Mr. McCormick:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 1, 2005

Item 9A.  Controls and Procedures - Page 70

1. We note your statement included in your disclosure that management has concluded that your disclosure controls and procedures "were effective in providing reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." We have the following comments:

a) It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to state, in clear and unqualified language, your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

b) The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. Please revise to limit your conclusion to state simply whether the disclosure controls and procedures were effective.
However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e). In this regard, please note that the term "reasonable assurance" does not appear in the definition of disclosure controls and procedures as set forth in the rule.

2. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable assurances that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Form 8-K dated February 1, 2005

Exhibit 99.1 - Press Release, dated February 1, 2005, regarding year ended 2004 results

Management`s Reasons for Presenting Non-GAAP Financial Measures -
Page 3

3. We note you present a measure of taxed cash earnings. You indicate that you use this measure in part for forecasting and budgeting. Based on the title of the measure and your discussion regarding the use of the measure, it appears that this measure is both a performance measure and a liquidity measure. However, we note you have only reconciled the measure to net income.

a) Revise future filings to present a separate reconciliation of the measure to the most directly comparable liquidity measure calculated in accordance with GAAP, or supplementally tell us why you believe your current disclosures and reconciliation comply with Regulation G.

b) Alternatively, revise future filings to clarify how you use the measure and use a descriptive title that clearly indicates how the non-GAAP measure is used and derived.

c) Please supplementally provide us with your proposed revised disclosures.

4. We note that you also present the measure "taxed cash earnings per share." SFAS 95 prohibits the presentation of cash flow information per share. In addition, the SEC staff indicated in Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures that the GAAP prohibition on presenting cash flow per share is maintained and per share measures of liquidity continue to be prohibited. Revise future filings to remove this measure or tell us why you believe presentation of this measure is appropriate.


* * * * * * * *

      As appropriate, please amend your January 1, 2005 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-1984 if you have questions regarding these comments.


					Sincerely,


					Martin James
					Senior Assistant Chief Accountant


??

??

??

??

Jeffrey M. McCormick
Thoratec Corporation
April 6, 2005
Page 1